UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

DIRECT INSITE CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Craig W. Thomas
S.A.V.E. Partners III, LLC
500 West Putnam Avenue
Greenwich, CT 06830
(203) 542-7330
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON S.A.V.E. Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,348 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 585,348 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON Craig W. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 585,348 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 585,348 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25457C 20 7

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 585,348 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 585,348 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,348 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25457C 20 7

Introduction

The following constitutes Amendment No. 3 to Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 3 is being filed jointly by S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”), Craig W. Thomas and Bradley M. Tirpak (collectively referred to herein as the “Reporting Persons”).

Because of the discussions of the Reporting Persons with Metropolitan Venture Partners II, L.P. and certain of its affiliates (collectively, the “MetVP Group”) referred to in Item 4, the Reporting Persons could be deemed to constitute a “group” with the MetVP Group within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by Metropolitan Venture Partners II, L.P., Metropolitan Venture Partners (Advisors), L.P., Metropolitan Venture Partners Corp., Tall Oaks Group LLC, Lawrence D. Hite and Michael Levin with the Securities and Exchange Commission on March 11, 2011, as it may be amended from time to time (the “MetVP Group Schedule 13D”), for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with the MetVP Group.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

SAVE acquired an aggregate of 585,348 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $526,355 (including fees and commissions).  The source of funds for the purchase of the shares of Common Stock was investment funds.

Item 4.	Purpose of Transaction.

Item is hereby amended by adding the following:

The Reporting Persons have had further discussions with the MetVP Group with respect to the MetVP Group’s intention to elect directors of the Company constituting all or a majority of the board and the MetVP Group’s considerations of either nominating a slate to elect all directors at the Company’s 2011 Annual Meeting, which the Company has indicated would be held on May 25, 2011; or participating in a solicitation of written consents to (i) expand the size of the board of directors of the Company and (ii) elect directors to fill the vacancies created by such expansion, such that the directors elected by consent, together with Mr. Michael Levin, would constitute a majority of the board.  The Reporting Persons continue to speak with persons who may serve as nominees at the annual meeting or in a consent solicitation.

CUSIP NO. 25457C 20 7

Item 5.	Interest in Securities of the Company.

Item 5(a) is hereby amended and restated to read as follows:

(a)           As of the date of this statement, the Reporting Persons may be deemed to beneficially own an aggregate of 585,348 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock.1

As of the date of this statement, SAVE owns directly 585,348 shares, representing approximately 5.0% of the Common Stock outstanding.  By virtue of their relationships with SAVE discussed in further detail in Item 2, each of Mr. Thomas and Mr. Tirpak may be deemed to beneficially own the shares of Common Stock owned by SAVE.  Each of Mr. Thomas and Mr. Tirpak disclaims beneficial ownership of the shares of Common Stock beneficially owned by SAVE, except to the extent of his or its actual economic interests.

Because of the discussions of the Reporting Persons with the MetVP Group referred to in Item 4, the Reporting Persons could be deemed to constitute a “group” with the MetVP Group within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the MetVP Group Schedule 13D for information concerning the beneficial ownership of Common Stock of the MetVP Group.  The Reporting Persons disclaim beneficial ownership of the Common Stock beneficially owned by the MetVP Group.

Item 5(c) is hereby amended and restated to read as follows:

 (c)           Except for the transactions set forth in Schedule I annexed hereto, none of the Reporting Persons has effected any transactions in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D.  Except as set forth in Schedule I, all such transactions were effected in the open market.

1 Based on 11,611,375 shares of Common Stock issued and outstanding on March 28, 2011, as reported in the Company’s Schedule 14A as filed with the SEC on April 15, 2011.

CUSIP NO. 25457C 20 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to S.A.V.E. Partners III, LLC is true, complete and correct.

Dated: April 15, 2011

S.A.V.E. PARTNERS III, LLC

/s/ Craig W. Thomas
Name: Craig W. Thomas
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2011

/s/ Craig W. Thomas
Craig W. Thomas

/s/ Bradley M. Tirpak
Bradley M. Tirpak

CUSIP NO. 25457C 20 7

Schedule I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

Transaction Date	Reporting Person	Shares Acquired	Shares Disposed	Price Per Share(1)
4/5/2011	SAVE	2,400	-	$1.03

________________

(1)	Average price per share including fees and transaction costs.